Exhibit 5

August 21, 2024

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Ladies and Gentlemen:

For a period of 45 days beginning on the date hereof (the “Lock-Up Period”), the undersigned securityholder will not, and will not cause or direct any of its affiliates to, (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, par value $0.01 per share (“Common Stock”) of The Charles Schwab Corporation (the “Company”), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, including without limitation any such shares, options, warrants or other securities now owned or hereinafter acquired by such securityholder or (2) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock of the Company.

The foregoing shall not restrict transactions by the undersigned or affiliates thereof (i) in trust, managed, brokerage, custodial, nominee or other customer accounts; (ii) in mutual funds, open or closed end investment funds or other pooled investment vehicles (including limited partnerships and limited liability companies) sponsored, managed and/or advised or subadvised by the undersigned or its affiliates; or (iii) otherwise in the ordinary course of their securities, commodities, derivatives, asset management, banking or similar businesses.

The foregoing also shall not restrict transactions in which the Company repurchases shares of its Common Stock (and/or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, including shares of the Company’s nonvoting common stock) directly from the undersigned.

In addition, notwithstanding the foregoing, the undersigned may transfer its shares of Common Stock of the Company (and/or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, including shares of the Company’s nonvoting common stock) (i) as a distribution to members or stockholders of the undersigned, (ii) to any affiliate of the undersigned or to any other entity controlled or managed by the undersigned, (iii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) and (ii) immediately above, (iv) pursuant to an order of a court or regulatory agency, or (v) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares of the Company’s Common Stock, provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the undersigned’s shares of Common Stock shall remain subject to the provisions set forth herein, and provided, that in the case of each transfer or distribution pursuant to clauses (i) through (iii) immediately above, each distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein.

[Signature Page Follows]

Sincerely,

TD Luxembourg International Holdings SARL

By:
Name:	Scott Ferguson
Title:	Board Manager